ChinaEdu Shareholders Re-Elected Board of Directors and Amended the Articles of Association at 2010 Annual General Meeting

BEIJING – SEPTEMBER 14, 2010 – ChinaEdu Corporation (NASDAQ: CEDU) ("ChinaEdu" or the “Company"), an educational services provider in China, today announced that at its Annual General Meeting held on Septmmber 1, 2010 in Beijing the Company’s shareholders re-elected Mr. Zonglian Gu and Mr. Tianwen Liu as independent directors and amended the Article 87(1) of Articles of Association of the Company.

Zonglian Gu was elected as a Director of Company in March 2005. Mr. Gu joined CMR Web as general manager in November 2001. Mr. Gu also currently serves as the Dean of Renmin University of China’s Online Education College, and was previously a professor at Renmin University of China and served as the Vice Dean of Renmin University of China Online Education College and Vice Dean of the Adult Education College Department of Renmin University of China. Mr. Gu holds a bachelor’s degree in international politics from Renmin University of China and has over 19 years of experience in the public education sector.

Tianwen Liu was elected as a Director of Company in September 2008. Mr. Liu is the Chairman and Chief Executive Officer of iSoftStone Corp. Mr. Liu founded iSoftStone Information Service Corporation, one of the fastest growing IT outsourcing companies in China, in 2001. He has over 20 years of experience in the information technology (IT) sector. Prior to founding iSoftStone, Mr. Liu co-founded AsiaEC.com in 1999, and led the effort to build the company from the ground up. Prior to AsiaEC.com, he served as the General Manager of Siemens Business Services and Siemens Nixdorf Information Technologies from 1996 to 1999, where he was responsible for IT consulting, system integration, and outsourcing businesses in China. Prior to his service at Siemens, Mr. Liu worked for several consulting and IT companies in the United States, including Bechtel Corporation, one of the world’s premier engineering, construction, and project management companies, and Digital Equipment Corporation. Mr. Liu holds a Masters in Business Administration from Massachusetts Institute of Technology, as well as a Masters of Electrical Engineering from the University of Massachusetts.

In addition, the amendment to the subsection (1) of Article 87 of the Articles of Association of the Company has been approved at the meeting. The amendment provides that at each annual general meeting one-fourth of the Directors (excluding the Chairman of the Board and/or the managing director) shall retire from office by rotation, and during any period from the date of an annual general meeting (including such date) to the date of the next annual general meeting (excluding such date), the total number of Directors who retire by rotation or are removed from office pursuant to Article 86(5) shall not be greater than one-third of the number of Directors.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has 17 long-term contracts that generally vary from 10 to 50 years in length. ChinaEdu also performs recruiting services for 18 universities through its nationwide learning centers network.

Company Contacts:
Lily Liu, CFO
ChinaEdu Corporation
Phone: +86 10 8418 6655 ext.1002
E-mail: ir@chinaedu.net